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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )*

Gabelli Asset Management Inc. (Name of Issuer)
Class A Common Stock, $.001 par value (Title of Class of Securities)
36239Q109 (CUSIP Number)
Matthew S. Topham, Esq.	Mark R. Beatty
Preston Gates & Ellis LLP	General Counsel
701 Fifth Avenue, Suite 5000	Cascade Investment, L.L.C.
Seattle, Washington 98104	2365 Carillon Point
(206) 623-7580	Kirkland, WA 98033
(425) 803-0720
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  / /.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. 36239Q109	13D	Page 2 of 8 Pages

(1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person
Cascade Investment, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
-0-

		(8)	Shared Voting Power
1,886,792

		(9)	Sole Dispositive Power
-0-

		(10)	Shared Dispositive Power
1,886,792

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,886,792

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(13)	Percent of Class Represented by Amount in Row (11)
24.68%

(14)	Type of Reporting Person
CO

CUSIP No. 36239Q109	13D	Page 3 of 8 Pages

(1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person
William H. Gates III

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
-0-

		(8)	Shared Voting Power
1,886,792

		(9)	Sole Dispositive Power
-0-

		(10)	Shared Dispositive Power
1,886,792

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,886,792

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(13)	Percent of Class Represented by Amount in Row (11)
24.68%

(14)	Type of Reporting Person
IN

Page 4 of 8 Pages

Item 1. Security and Issuer

    This statement relates to the Class A Common Stock, $.001 par value (the "Common Stock"), of Gabelli Asset Management Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One Corporate Center, Rye, New York 10580.

Item 2. Identity and Background

    This statement is being filed by Cascade Investment, L.L.C. ("Cascade"), which is a limited liability company organized under the laws of the State of Washington, and William H. Gates III, the sole member of Cascade. Cascade and Mr. Gates are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. Cascade conducts its principal business operations at 2365 Carillon Point, Kirkland, Washington 98033.

    Neither of the Reporting Persons nor Cascade's executive officer has during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    The names, business addresses, principal employment (and the names and addresses of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer, director or person controlling Cascade are set forth in Exhibit 99.1 hereto and are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

    On August 14, 2001, Cascade purchased from the Issuer a promissory note (the "Note") in the principal amount of $100,000,000, which is convertible into 1,886,792 shares of the Common Stock as of the filing date of this Schedule 13D. The source of Cascade's payment of the purchase price was its working capital. Cascade did not use any borrowed funds to purchase the Note.

Item 4. Purpose of Transaction

    The Reporting Persons acquired the Note for investment purposes only. The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) converting the Note into shares of Common Stock; (ii) continuing to hold the Note or Common Stock for investment; (iii) disposing of all or a portion of the Note or Common Stock in open market sales or in privately-negotiated transactions, as applicable; (iv) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (v) entering into short sales or other hedging transactions with respect to the Common Stock. The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons' future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and Cascade's portfolio.

Page 5 of 8 Pages

    Except as set forth above, neither of the Reporting Persons nor Cascade's executive officer has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

    The Reporting Persons and Cascade's executive officer reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer

    (a) As of the filing date of this Schedule 13D, the Reporting Persons share beneficial ownership of 1,886,792 shares of the Common Stock, which represents approximately 24.68% of the shares of Common Stock currently outstanding plus the 1,886,792 shares issuable upon conversion of the Note.

    (b) Assuming the conversion of the entire principal amount of the Note into Common Stock, the Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 1,886,792 shares of the Common Stock. The Tag-along Right described in Item 6 below could be deemed to cause the Reporting Persons to be a group with the Gabelli Entities (as defined in Item 6). However, the Reporting Persons disclaim the existence of such group and any beneficial ownership of the securities of the Issuer beneficially owned by the Gabelli Entities.

    (c) On August 14, 2001, Cascade purchased the Note, which is convertible into 1,886,792 shares of the Common Stock as of the filing date of this Schedule 13D.

    (d) All shares of Common Stock beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade and Mr. Gates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Page 6 of 8 Pages

    Note Purchase Agreement.  Pursuant to the Note Purchase Agreement, dated as of August 10, 2001 (the "Note Purchase Agreement"), by and among Cascade, the Issuer, Mario J. Gabelli ("Gabelli"), Gabelli Group Capital Partners, Inc.("Gabelli Group"), Rye Holdings, Inc. ("Rye Holdings"), and Rye Capital Partners, Inc. (collectively with Gabelli, Gabelli Group and Rye Holdings, the "Gabelli Stockholders"), if any Gabelli Entity (as defined below) transfers, directly or indirectly, to any person, other than a Gabelli Entity, Common Stock representing 20% or more of the outstanding voting power, in one transaction or a series of related transactions, such Gabelli Entity must offer Cascade the opportunity to transfer up to (on a proportionate basis) all of its Common Stock on identical terms (the "Tag-along Right").

    A "Gabelli Entity" means Gabelli, the spouse or any child or grandchild of Gabelli, or any person in which Gabelli and/or one or more of such other individuals has a controlling interest or beneficially owns, directly or indirectly, (i) a majority of the number of outstanding shares of capital stock of such person and/or (ii) voting stock of such person which represents 50% or more of the total voting power of all the then outstanding shares of voting stock of such person, and shall also mean any testamentary, charitable or similar trust or foundation of which Gabelli and/or one or more of such other individuals is a grantor, beneficiary, trustee or person having similar management authority.

    Convertible Promissory Note.  Pursuant to the Note, Cascade may convert the Note, in whole or in part, at any time prior to August 14, 2011 into shares of Common Stock at a conversion price of $53.00, subject to customary anti-dilution adjustments (the "Conversion Price"). Beginning August 14, 2003, the Issuer may convert in any six month period certain portions of the unpaid principal amount of the Note (a "Forced Conversion"). The portion of the principal amount of the Note subject to Forced Conversion, if any, is subject to (i) the trading price of the Common Stock reaching certain price thresholds (beginning at 125% of the Conversion Price) during periods of 20 consecutive trading days, (ii) the principal amount of the Note previously converted by Cascade and (iii) the principal amount of the Note previously subject to Forced Conversion by the Issuer. In the event of a Forced Conversion, Cascade has the option to cause the Issuer to purchase up to 50% of the shares of Common Stock issued as a result of the Forced Conversion for a purchase price per share equal to the average closing trading price of the Common Stock during the five consecutive trading days following Cascade delivering the Issuer notice of its election to exercise such option. Such notice must be delivered to the Issuer no later than 10 days after the date of the Forced Conversion.

    Cascade has the right to put all or a portion of the Note to the Issuer on August 14, 2002 (the "Exercise Date"). Cascade has the right to extend the Exercise Date for one year by notice not less than 30 days prior to the expiration of the original Exercise Date. The put price is equal to 100% of the principal amount of the Note (or portion thereof), plus accrued and unpaid interest. The put is fully secured by an irrevocable letter of credit of The Chase Manhattan Bank in favor of Cascade in the amount of $103,250,000. The put may be exercised by notice not less than 30 days prior to the relevant Exercise Date.

    In addition, if at any time a change of control of the Issuer occurs (as described in the Note) or Gabelli ceases to provide the predominant executive leadership to the Issuer and its subsidiaries, taken as a whole, Cascade has the right to put all or a portion of the Note to the Issuer at a put price equal to 101% of the principal amount of the Note (or portion thereof), plus accrued and unpaid interest. The put may be exercised by notice not less than 30 days after notice of the relevant put date.

Page 7 of 8 Pages

    Registration Rights Agreement.  Pursuant to the Registration Rights Agreement, dated August 14, 2001 (the "Registration Rights Agreement"), between the Issuer and Cascade, the Issuer granted Cascade certain piggyback and demand registration rights under the Securities Act of 1933, as amended, for all shares of Common Stock Cascade may acquire upon conversion of the Note.

    The descriptions of the Note Purchase Agreement, Note and Registration Rights Agreement throughout this Schedule 13D are qualified by reference to such Note Purchase Agreement, Note and Registration Rights Agreement, copies of which are filed as Exhibits 99.2, 99.3 and 99.4 hereto and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description
99.1	List of each executive officer, director or person controlling Cascade Investment, L.L.C.
99.2
Note Purchase Agreement, dated as of August 10, 2001, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc., and Rye Capital Partners, Inc. (Certain attachments to this exhibit that the Reporting Persons do not consider material for purposes of this Schedule 13D have not been filed; upon request Cascade will furnish supplementally to the Securities and Exchange Commission a copy of any omitted attachment.)
99.3	Convertible Promissory Note dated August 14, 2001, issued by Gabelli Asset Management Inc. to Cascade Investment, L.L.C.
99.4	Registration Rights Agreement dated August 14, 2001, between Gabelli Asset Management Inc. and Cascade Investment, L.L.C.

Page 8 of 8 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2001	CASCADE INVESTMENT, L.L.C.
By:
/s/ MICHAEL LARSON Michael Larson Manager
WILLIAM H. GATES III
By:
/s/ MICHAEL LARSON William H. Gates III, by Michael Larson as attorney in fact*

JOINT FILING AGREEMENT

    We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either of us will be filed, on behalf of each of us.

Dated: August 22, 2001	CASCADE INVESTMENT, L.L.C.
By:
/s/ MICHAEL LARSON Michael Larson Manager
WILLIAM H. GATES III
By:
/s/ MICHAEL LARSON William H. Gates III, by Michael Larson as attorney in fact*

*
Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Materials to be Filed as Exhibits
SIGNATURE
JOINT FILING AGREEMENT